Exhibit 99.13

TrackPower and Post Time Sign Exclusive Agreement

New York, New York - Tuesday, May 15, 2001, 4:03 PM EDT -- TrackPower receives Worldwide Distribution Agreement for the RaceVision(TM) Kiosk Service --

TrackPower, Inc. (OTCBB: TPWR) announced today that the company has entered into an Exclusive Worldwide Distribution Agreement with Post Time Technologies, Inc.
(PTT). TrackPower will become the exclusive re-seller of PTT's RaceVision(TM) Kiosk product when combined with an ATM solution in a Harness racetrack. RaceVision(TM) is a Horseracing video replay and archiving service available to customers via a kiosk located within a racetrack or gaming facility.

The details of the agreement are as follows. PTT will receive 100,000 common shares of TrackPower as a commission for every location that places ATM's. The non-ATM Kiosk profits will be shared between TrackPower, PTT and the racetrack. PTT and TrackPower will each receive an equal share of the ATM revenues. The companies will also enter into a non-compete and management services agreement, as well as other co-operative initiatives.

John G. Simmonds, Chairman of TrackPower, stated, "We are very excited about working with Post Time and seizing this opportunity to combine their RaceVision Kiosk product with the ATM." Mr. Simmonds added, "The strong relationships and market position of Post Time will allow TrackPower a swift entry into the harness tracks with a leading-edge product that will not only enhance the racing experience, but also generate revenues to the facility."

Post Time Technologies (PTT), is a privately owned Las Vegas, Nevada company formed to research and develop proprietary technology based products for the International racing and gaming industries. PTT's first product to market was RaceVision(TM), a digital replay and racing information system. RaceVision(TM), 'more than just a replay system', is the only digital replay system available that integrates Race Replays with Past Performance, Entries, Results and Payoff information, as well as official Photofinish images. The entire system is operated remotely from Post Time's control center. Races are captured live (from satellite) at PTT's Vancouver, Canada facility, then processed and transmitted back to PTT servers located at racetracks and Off Track Betting facilities
(OTBs). Designed to be delivered through touch screen Kiosks, information is processed and delivered back to the system literally within minutes of the finish of each race. Post Time Technologies also recently launched its interactive racing portal, TrackVision.com(TM), which provides racetracks with a turnkey solution for broadcasting their live races and replays on the Internet. More information is available at www.posttimetech.com.

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TrackPower, Inc. combines leading-edge kiosk technology with ATM's to effectively deploy integrated information services at racetracks, OTB's, and other gaming facilities. The kiosk/ATM system will deliver information, cash, advertising content, loyalty programs, integrated race information, entries and results, live and archived video, e-commerce and other future applications.

This release includes projections of future results and "forward-looking statements" as that term is defined in Sections 27A of the Securities Act of 1933 as amended (the "Securities Act"'), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"'). All statements that are included in this release, other than statements of historical fact, are forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this release, including, without limitation, in conjunction with those forward-looking statements contained in this release.

Contact: John G. Simmonds, Chairman, TrackPower, Inc.
905-833-3838 x223